Exhibit 99.5

May 6, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FIRST QUARTER 2015 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s three months ended March 31, 2015. The full version of the Company’s financial statements, Management’s Discussion and Analysis (“MD&A”) and Annual Information Form (“AIF”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“ We are pleased to report first quarter 2015 financial results reflecting significant improvements in our operating cash-flow and margins”, stated Robert Archer, President and CEO. “Despite metal prices that are down significantly from the first quarter of last year, the strengthening of the US dollar, improved grades, and addition of production from San Ignacio since it commenced commercial production last June, all contributed to a significantly improved quarter. These same factors decreased our cash cost and AISC per payable silver ounce to US$8.71 and US$14.47, respectively. It should be noted that the first quarter of last year was marked by operational disruptions that also contributed to the improved comparative results. Nonetheless, there have been a number of significant achievements on the part of our team that will continue to have a positive, lasting impact on our operations.”

Highlights compared to first quarter 2014 (“Q1 2014”), unless otherwise noted

•	Record metal production of 987,887 Ag eq oz, representing a 48% increase and driven primarily by the addition of production from San Ignacio;

•	San Ignacio production increased by 164,982 Ag eq oz, to 217,429 Ag eq oz;

•	Silver production increased 61% to a new quarterly record of 597,111 silver ounces;

•	Gold production increased 28% to 4,703 gold ounces;

•	Cash cost per silver payable ounce decreased 35% to US$8.71;

•	All-in sustaining cost per silver payable ounce (“AISC”) decreased 39% to US$14.47

•	Revenues increased 57% to $20.3 million;

•	Net income totalled $3.6 million, compared to a net loss of $0.6 million;

•	Adjusted EBITDA was $3.7 million compared to negative $0.5 million; and,

•	Cash flow from operating activities, before changes in non-cash net working capital (“NCWC”), amounted to $4.8 million compared to $0.6 million.

Highlights compared to fourth quarter 2014 (“Q4 2014”), unless otherwise noted

•	Metal production on a Ag eq oz basis increased 8%;

•	Cash cost per silver payable ounce decreased 29% and AISC decreased 32%;

•	Revenues increased 42%;

•	Adjusted EBITDA increased to $3.7 million compared to negative $1.2 million;

•	Cash flow from operating activities, before changes in NCWC, improved by $6.1 million;

•	Cash and cash equivalents were $18.7 million at March 31, 2015 compared to $18.0 million at December 31, 2014; and,

•	Net working capital increased to $36.9 million at March 31, 2015 from $32.9 million at December 31, 2014.

OPERATING AND FINANCIAL RESULTS SUMMARY

(in CAD $000s except ounces, amounts per share and per ounce)	Q1 2015	Q1 2014	% change	Q4 2014	% change
OPERATING
Tonnes milled (excluding custom milling)	99,252	72,631	37%	92,574	7%
Silver equivalent ounces (“Ag eq oz”) produced[1]	987,887	667,349	48%	911,048	8%
Silver ounce production	597,111	370,668	61%	550,010	9%
Gold ounce production	4,703	3,665	28%	4,822	-2%
Silver payable ounces	622,339	352,288	77%	534,664	16%
Cost per tonne milled (USD)[2]	$102.12	$121.38	-16%	$111.08	-8%
Cash cost per silver payable ounce (USD)[2]	$8.71	$13.49	-35%	$12.23	-29%
AISC per silver payable ounce(USD)[2]	$14.47	$24.18	-40%	$21.46	-32%
FINANCIAL
Revenue	$20,250	$12,880	57%	$14,244	42%
Gross profit before non-cash items[2]	$6,652	$3,271	103%	$2,159	208%
Gross profit (loss)	$524	$(418)	225%	$(2,693)	119%
Net income (loss)	$3,588	$(602)	696%	$(26,948)	113%
Adjusted EBITDA[2]	$3,688	$(545)	777%	$(1,211)	394%
Operating cash flows before changes in NCWC	$4,827	$613	687%	$(1,253)	166%
Cash at end of period	$18,694	$21,660	-14%	$17,968	4%
Net working capital at end of period	$36,904	$36,886	0%	$32,907	12%
Average realized silver price (USD)[3]	$16.99	$20.22	-16%	$15.78	8%
PER SHARE AMOUNTS
Earnings (loss) per share – basic	$0.03	$(0.00)		$(0.19)
Earnings (loss) per share – diluted	$0.03	$(0.00)		$(0.19)

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the US dollar price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

DISCUSSION OF FIRST QUARTER 2015 FINANCIAL RESULTS

For the first quarter of 2015, the Company earned revenue of $20.3 million, compared to $12.9 million for the comparative period in 2014. The $7.4 million increase in revenue is primarily attributable to a 79% increase in metal sales volume as a result of an increase in metal production. In addition, there was a drawdown of inventory in the quarter, and a 12% appreciation of the US dollar against the Canadian dollar had the effect of increasing revenue reported in Canadian dollars. These factors more than offset the impact of 16% and 7% decreases in the average realized silver and gold prices in US dollars, respectively.

Gross profit before non-cash items increased by $3.4 million in the first quarter of 2015, compared to the first quarter of 2014, as a result of the $7.4 million increase in revenues which exceeded the $4.0 million increase in cost of sales before non-cash items. A reduction in unit cash cost also contributed to the improved gross profit margin.

General and administrative (“G&A”) expenses were $2.2 million for the first quarter of 2015 compared to $1.7 million for the same period in 2014. The increase primarily reflects timing of certain corporate expenditures for audit and filing fees, and some non-recurring legal and consulting fees associated with the structuring of the Company’s investment in its Mexican subsidiaries.

Exploration and evaluation (“E&E”) expenses were $1.0 million for the first quarter of 2015 compared to $1.6 million for the same period in 2014. The decrease is primarily a function of significant San Ignacio development costs incurred in the first quarter of 2014 to prepare the mine for commercial production. This factor was partly offset by a $0.4 million increase in spending on business development activities, primarily related to the Cangold plan of arrangement (refer to the Company’s news release dated April 13, 2015 for more information on the Cangold plan of arrangement).

Finance and other income amounted to $6.1 million for the first quarter of 2015, compared to $3.2 million for the same period in 2014. The change is primarily associated with a $6.0 million foreign currency gain recognized in the first quarter of 2015, compared to a foreign currency gain of $3.8 million in the comparative period.

Net income for the first quarter of 2015 was $3.6 million, compared to a net loss of $0.6 million for the same period in 2014. The increase in net income is primarily attributable to the $0.9 million increase in gross profit, the $3.0 million increase in finance and other expense (due mainly to foreign exchange fluctuation described above) and an income tax recovery of $0.2 million.

Adjusted EBITDA was $3.7 million for the first quarter of 2015, compared to negative $0.5 million for the same period in 2014. The increase in adjusted EBITDA reflects the $3.4 million increase in gross profit before non-cash items, a $0.7 million decrease in E&E expenses, and a $0.7 million reduction of non-recurring expenses associated with the illegal occupation of the Guanajuato mine facilities incurred in the comparative period. These factors were partly offset by a $0.5 million increase in G&A expenses.

CASH COST AND ALL-IN SUSTAINING COST

Cash cost was US$8.71 for the first quarter of 2015, a 35% decrease compared to US$13.40 for the first quarter of 2014. The decrease was due to a combination of the US dollar strengthening compared to the Mexican peso and higher silver grades. These factors were partially offset by lower by-product credits primarily attributed to lower gold prices.

AISC for the first quarter of 2015 decreased to US$14.47 from US$24.18 in the first quarter of 2014. This reduction is primarily due to the reduction in cash cost, augmented by reductions in exploration, mine development and capital costs per payable silver ounce.

CASH AND WORKING CAPITAL AT MARCH 31, 2015

At March 31, 2015, the Company had cash and cash equivalents of $18.7 million compared to $18.0 million at December 31, 2014. Cash increased by $0.7 million in the first quarter of 2015 primarily due to cash flows from operating activities of $1.8 million and a $1.1 million increase in cash and cash equivalents as the result of favorable foreign exchange fluctuations. These factors were partly offset by $1.3 million invested in mineral properties, plant and equipment during the period, as well as $0.9 million paid in advances to Cangold (refer to the Company’s news release dated April 13, 2015 for more information).

At March 31, 2015, the Company had net working capital of $36.9 million compared to $32.9 million at December 31, 2014. Net working capital increased by $4.0 million primarily due to net income of $3.6 million and an increase in the foreign currency translation reserve of $2.0 million, less $1.3 million on Capex.

OUTLOOK

As the Company progresses through the remainder of the year, production increases may be less pronounced as the 2014 comparative quarters will represent more meaningful production from San Ignacio as its production was ramped up through the latter half of 2014. In addition, the first quarter 2015 financial results reflected significant foreign exchange gains mainly from the Canadian dollar translation of US dollar denominated monetary assets which may not recur or may even reverse.

The Company previously announced the following production and cost guidance for the year ending December 31, 2015 which remains unchanged:

Production and cash cost guidance	FY 2014 Actual	Q1 2015 Actual	FY 2015 Guidance Range
Total silver equivalent ounces[1]	3,187,832	987,887	3,500,000 – 3,600,000
Cash cost per silver payable ounce (USD)[2]	$12.78	$8.71	$ 11.50 – $ 12.50
AISC (USD) [2]	$22.07	$14.47	$ 18.50 – $ 19.85

The Company still plans to spend between $10 to $12 million in 2015 on mine development and diamond drilling at the GMC and Topia Mine, and on the acquisition of new mining and plant equipment to support further operational efficiencies.

At this time, the Company’s previously disclosed exploration drilling plans for 2015 also remain unchanged. These consist of approximately 19,000 metres with the objective to further define resources, look for vein extensions and test new targets. This estimate may change on closing of the Cangold arrangement for which Cangold has scheduled a May 22, 2015 special shareholders’ meeting to vote on the matter. The Company will provide a further update shortly after the Cangold special meeting. (Refer to the Company’s news release dated April 13, 2015 for more information.)

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the US dollar price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

WEBCAST AND CONFERENCE CALL TO DISCUSS FIRST QUARTER 2015 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on May 7, 2015, at 8:00 AM Pacific Standard Time, 11:00 AM Eastern Standard Time. Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration www.greatpanther.com

U.S. & Canada Toll-Free (866) 832 4290

International Toll (919) 825 3215

Conference ID 24996406

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to gross profit before non-cash items, adjusted EBITDA, cost per tonne milled, cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce, and all-in cost per silver payable ounce which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the quarter ended March 31, 2015, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at March 31, 2015 and December 31, 2014

	2015	2014

Assets

Current assets:
Cash and cash equivalents	$18,694	$17,968
Trade and other receivables	14,579	10,697
Income taxes recoverable	247	170
Inventories	8,187	8,928
Other current assets	1,394	750
	43,103	38,513
Non-current assets:
Mineral properties, plant and equipment	26,830	29,770
Exploration and evaluation assets	3,260	3,081
Intangible assets	317	366
Deferred tax asset	168	71
	$73,676	$71,801

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$6,197	$5,606
Non-current liabilities:
Reclamation and remediation provision	2,935	3,378
Deferred tax liability	3,989	4,088
	13,121	13,072

Shareholders’ equity:
Share capital	124,191	124,178
Reserves	8,523	10,298
Deficit	(72,159)	(75,747)
	60,555	58,729
	$73,676	$71,801

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the three months ended March 31, 2015 and 2014

	2015	2014

Revenue	$20,250	$12,880
Cost of sales
Production costs	13,598	9,609
Amortization and depletion	6,000	3,634
Share-based payments	128	55
	19,726	13,298

Gross profit (loss)	524	(418)

General and administrative expenses
Administrative expenses	2,074	1,553
Amortization and depletion	63	83
Share-based payments	98	61
	2,235	1,697

Exploration and evaluation expenses
Exploration and evaluation, and development expenses	916	1,601
Share-based payments	57	16
Income (loss) before the undernoted	(2,684)	(3,732)

Finance and other income (expense)
Interest income	139	81
Finance costs	(21)	(38)
Foreign exchange gain (loss)	5,966	3,774
Other income (expense)	26	(661)
	6,110	3,156

Income (loss) before income taxes	3,426	(576)

Income tax (recovery) expense
Current	155	165
Deferred	(317)	(139)
	(162)	26
Net income (loss) for the period	$3,588	$(602)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	(2,054)	(432)
Change in fair value of available-for-sale financial assets	-	4
	(2,054)	(428)
Total comprehensive income (loss) for the period	$1,534	$(1,030)

Earnings (loss) per share	$0.03	$(0.00)
Basic	$0.03	$(0.00)
Diluted

Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2015 and 2014

	2015	2014

Cash flows from operating activities
Net loss for the period	$3,588	$(602)
Items not involving cash:
Amortization and depletion	6,063	3,717
Unrealized foreign exchange loss (gain)	(4,816)	(3,075)
Deferred income tax expense (recovery)	(162)	(139)
Accretion on reclamation and remediation provision	21	38
Share-based payments	283	132
Other (income) expense	(197)	661
Other non-cash items	-	(97)
	4,838	635

Interest received	49	62
Income taxes paid	(60)	(84)
Net cash before changes in non-cash working capital	4,827	613

Changes in non-cash working capital:
Decrease in trade and other receivables	(2,946)	3,880
Decrease (increase) in income taxes recoverable	(77)	166
Increase in inventories	94	(425)
Decrease (increase) in other current assets	(559)	(754)
Decrease in trade and other payables	459	(2,428)
Increase in current tax liability	46	168
Net cash from operating activities	1,844	1,220

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,325)	(2,165)
Advances under Cangold Loan (note 3(b))	(932)	-
Net cash used in investing activities	(2,257)	(2,165)

Cash flows from financing activities:
Proceeds from exercise of options	9	280
Net cash from financing activities	9	280

Effect of foreign currency translation on cash and cash equivalents	1,130	565

Increase (decrease) in cash and cash equivalents	726	(100)
Cash and cash equivalents, beginning of period	17,968	21,760
Cash and cash equivalents, end of year	$18,694	$21,660